UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29145

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01-01-24__ AND ENDING __12/31/24__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Capital Hill Group, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

43 Rainey Street, Suite 3201
(No. and Street)

Austin	**Texas**	**78701**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James R. Richardes	**214-533-6822**	jrichards@texasbusinesscapital.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

800 Bonaventure Way
(Name – if individual, state last, first, and middle name)

Suite 168	**Austin**	**Texas**	**77479**
(Address)	(City)	(State)	(Zip Code)

November 30, 2016	**6328**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Spirer_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Hill Group, Inc._____, as of 12/31_____, 2 024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PANPAN LIN
Notary ID #134010014
My Commission Expires
October 11, 2026

Signature: _Gary Spirer_____

Title: _____
President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITAL HILL GROUP, INC.
Index to Financial Statements and
Supplemental Schedules
December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholder of Capital Hill Group Inc.,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Capital Hill Group Inc. as of December 31, 2024, the related statements of operations, changes in shareholder's equity, and cash flows for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital Hill Group Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of Capital Hill Group Inc.'s management. Our responsibility is to express an opinion on Capital Hill Group Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Hill Group Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Capital Hill Group Inc.'s financial statements. The supplemental information is the responsibility of Capital Hill Group Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Capital Hill Group Inc.'s auditor since 2024.
Sugar Land, Texas
March 3, 2025

CAPITAL HILL GROUP, INC.
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash	$	6,572
Prepaid expenses	$	220
Total Assets	$	6,792

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	-
Total liabilities		-
Stockholder's Equity		
Common stock, 100 shares authorized		
with $10.00 par value, 100 shares issued		
and outstanding	$	1,000
Additional paid-in capital		311,168
Accumulated deficit		(305,376)
Total stockholder's equity		6,792
Total Liabilities and Stockholder's Equity	$	6,792

The Accompanying Notes are an Integral Part of the Financial Statements.

CAPITAL HILL GROUP, INC.
Statement of Operations
For the Year Ended December 31, 2024

Revenues		-
Total Revenues		-
Operating Expenses		
Legal and professional services		9,950
Regulatory expenses		2,177
Insurance expense		656
Total Expenses		12,783
Net Income (Loss)	$	(12,783)

The Accompanying Notes are an Integral Part of the Financial Statements.

3

CAPITAL HILL GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2023	$ 1,000	$ 299,052	$ (292,593)	$ 7,459
Capital contributions	-	12,116	-	12,116
Net income (loss)	-	-	(12,783)	(12,783)
Balances, December 31, 2024	$ 1,000	$ 311,168	$ (305,376)	$ 6,792

The Accompanying Notes are an Integral Part of the Financial Statements.

CAPITAL HILL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities

Net income (loss)	$ (12,783)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in prepaid expenses	
Decrease in due from affiliates	547
Net cash used in operating activities	(12,236)

Cash flows from financing activities

Capital contribution	12,116
Net cash used in financing activities	12,116
Net change in cash	(120)
Cash, beginning of year	6,692
Cash, end of year	$ 6,572

Supplemental Disclosures

A tax refund of $214 was received during the year. No
 interest was paid during the year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Note 1 - Nature of Business

Capital Hill Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited purpose broker dealer and is primarily engaged in the business of executing transactions relating to underwritings, real estate, oil and gas syndications, limited partnership offerings and other fee based investment advisory services. No revenue transactions were entered into during the year ended December 31, 2024.

The Company's abilities to continue as a going concern is the next twelve months following the date of the financial statements were available to be issued is dependent upon its ability to generate revenue and/or obtain capital contributions to meet current and future obligations. The shareholder of the Company has evaluated these conditions and is committed to provide funding as needed to satisfy its capital needs.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash and Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accrued expenses. The Company did not have cash balances in excess of federally insured limits as of December 31, 2024.

Revenue Recognition
The Company generates revenue by executing transactions relating to real estate, oil and gas syndications, limited partnership offerings, and other fee based investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or overtime; how to allocate transaction prices where multiple performance obligations are identified; and when to recognize revenue based on the appropriate measure of the Company's progress under the contracts. No revenue transactions were entered into during the year ended December 31, 2024.

Note 2 - Significant Accounting Policies (continued)

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

> Level 1 – quoted prices in active markets for identical assets and liabilities;
> Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
> Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, approximate their fair values due to their short maturities.

Income Taxes
The Company, with the consent of its shareholder, has elected to be an S corporation and has elected to treat the Company as a qualified subchapter S subsidiary under the Internal Revenue Code and similar state law. Instead of paying corporate income taxes, the stockholder is taxed individually on the Company's taxable income. Therefore, no provision or liabilities for federal income taxes has been made. The Company is liable in three state jurisdictions for either income or franchise taxes.

The Company uses a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company does not have any significant uncertain tax positions.

Segment Reporting
The Company operates as a single operating segment. The chief operating decision maker (CODM) evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Related Party Transactions

The Company and its owner, through G.S. Equities, Inc., operates under an expense sharing agreement whereby certain non-regulatory expenses are paid by the owner through G.S. Equities, Inc. on behalf of the Company. The company is economically dependent on its affiliates.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital and net capital requirements $6,572 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

Note 5 Commitments and Contingencies

<u>Litigation</u>
The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flow.

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 6 - Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through March 3, 2025 the date the financial statements were available to be issued.

Note 7 – Going Concern

As needed, the Company's officers contribute capital to fund Company operations and maintain compliance with net capital requirements.

CAPITAL HILL GROUP, INC.
Computation of Net Capital and Aggregate Indebtedneww
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	6,792
Deductions and /or charges		(220)
Net capital	$	6,572
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	-
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
(greater of $5,000 or 6 2/3% of aggregate indebtedness)		
Net capital in excess of minimum requirement	$	1,572
Net capital less greater of 10% of Aggregated Indepbedness		
or 120% of minimum net capital required	$	572
Ratio of aggregate indebtedness to net capital		0.00 to 1

Reconciliation of Computation of Net Capital

The above computation does materially not differ from the computation of net capital under
Rule 15c3-1 as of December 31, 2024 as filed by Capital Hill Group, Inc. on Form X-17A-5 filed
January 6, 2025. Accordingly, no reconciliation is deemed necessary.

CAPITAL HILL GROUP, INC.
Schedule II and Schedule III
December 31, 2024

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

With respect to the computation for determination of reserve requirement under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Schedule III
Information Relating to The Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

With respect to the information relating to the possession and control requirements under Rule 15c3-3, the Company does not claim and exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.14-70073 dated July 30, 2013, and as discussed in question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Capital Hill Group, Inc.,

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Company states that The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 because the Company limits it business activities exclusively to participating in distributions of securities (Other than firm commitment underwritings) in accordance with requirement of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Capital Hill Group, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Hill Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 3, 2025

Capital Hill Group, Inc.
43 Rainey Street, Suite 3201
Austin, TX 78701

Exemption Report

Capital Hill Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

> (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Capital Hill Group, Inc.

I, Gary Spirer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _*Gary Spirer*_____
    President

March 3, 2025